FIRST GUARANTY BANCSHARES, INC.
400 East Thomas Street
Hammond, Louisiana 70401

October 21, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Guaranty Bancshares, Inc.
Registration Statement on Form S-3 (Registration No. 333-249169)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

First Guaranty Bancshares, Inc., a Louisiana corporation (the “Company”), hereby requests that the Company's above-referenced Registration Statement on Form S-3 be declared effective at 1:00 p.m., Eastern Time, on October 26, 2020, or as soon thereafter as is practicable.

Very truly yours,

/s/ Eric J. Dosch

Eric J. Dosch
Chief Financial Officer
(Duly Authorized Representative)